SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Pagaya Technologies Ltd.
(Name of Issuer)

Class A Ordinary Shares, no par value (Title of Class of Securities)

M7S64L 115 (CUSIP Number)

Avital Pardo c/o Pagaya Technologies Ltd. Azrieli Sarona Bldg, 54th Floor 121 Derech Menachem Begin Tel-Aviv 6701203, Israel +972 (3) 715 0920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: M7S64L 115

1	NAMES OF REPORTING PERSONS Avital Pardo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 154,129,327 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 154,129,327 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,129,327 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Reflects (i) 7,877,360 of the Issuer’s Class A ordinary shares, no par value (“Class A Ordinary Shares”) held directly by Mr. Pardo, (ii) 41,687,546 Class A Ordinary Shares issuable upon the conversion of 41,687,546 of the Issuer’s Class B Ordinary shares, no par value (“Class B Ordinary Shares,” and together with the Class A Ordinary Shares, the “Ordinary Shares”), held directly by Mr. Pardo, (iii) 88,080,577 Class B Ordinary Shares issuable upon exercise of vested options held directly by Mr. Pardo, and (iv) 16,483,844 options subject to performance-based vesting that may be exercised into restricted Class B Ordinary Shares. Each Class B Ordinary Share is convertible at any time into one Class A Ordinary Share.

(2)	Based on 680,226,643 Class A Ordinary Shares outstanding, which is the sum of (i) 533,974,676 Class A Ordinary Shares outstanding as of June 30, 2023 as reported in the Issuer’s Form 6-K furnished with the Securities and Exchange Commission on August 17, 2023, (ii) 41,687,546 Class A Ordinary Shares issuable upon the conversion of 41,687,546 Class B Ordinary Shares held directly by Mr. Pardo, (iii) 88,080,577 Class B Ordinary Shares issuable upon exercise of vested options held directly by Mr. Pardo, and (iv) 16,483,844 options subject to performance-based vesting that may be exercised into restricted Class B Ordinary Shares held directly by Mr. Pardo.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on December 7, 2022 (the “Original Filing”) by Avital Pardo. The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Person owns the securities reported herein for investment purposes. The Reporting Person intends to review on a continuing basis their investment in the Issuer and may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, liquidity needs, general stock market and economic conditions, tax and estate planning considerations and other factors.

In his capacity as Chief Technology Officer and a director of the Issuer, Mr. Pardo intends to continue taking an active role in the Issuer’s management. Also, subject to applicable approvals from the compensation committee of the board of directors of the Issuer (the “Board”), Mr. Pardo may receive additional securities of the Issuer in connection with his compensation program. In addition, in his capacity as Chief Technology Officer and a director of the Issuer, Mr. Pardo intends to be involved in approvals or recommendations with respect to the issuance of additional securities of the Issuer to other employees of the Issuer or its subsidiaries.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The Reporting Person’s beneficial ownership percentage is based on 680,226,643 Class A Ordinary Shares outstanding, which is the sum of (i) 533,974,676 Class A Ordinary Shares outstanding as of June 30, 2023 as reported in the Issuer’s Form 6-K furnished with the Securities and Exchange Commission on August 17, 2023, (ii) 41,687,546 Class A Ordinary Shares issuable upon the conversion of 41,687,546 Class B Ordinary Shares held directly by Mr. Pardo, (iii) 88,080,577 Class B Ordinary Shares issuable upon exercise of vested options held directly by Mr. Pardo, and (iv) 16,483,844 options subject to performance-based vesting that may be exercised into restricted Class B Ordinary Shares held directly by Mr. Pardo.

(a) – (b)  As of the date hereof, the aggregate number and percentage of the Class A Ordinary Shares beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 1 and are incorporated herein by reference.

(c)          On September 12, 2023, the Reporting Person gifted 23,106,662 Class A Ordinary Shares for estate planning purposes. As a result of this gift, the Reporting Person ceased to be the beneficial owner of such Class A Ordinary Shares. On August 22, 2023, the Reporting Person acquired beneficial ownership of an aggregate of 437,011 Class A Ordinary Shares upon the vesting of 437,011 Class B Ordinary Shares issuable upon exercise of vested options held directly by Mr. Pardo. Except as set forth in this Item 5(c) of Amendment No. 1, the Reporting Person has not effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d)          To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates, trustees, shareholders or beneficiaries of the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein.

(e)          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2023	AVITAL PARDO

	By:	/s/ Avital Pardo
Name: Avital Pardo